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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          GLOBALNET FINANCIAL.COM, INC.
             (Exact name of registrant as specified in its charter)

DELAWARE                         1-4566                    06-1489574
(State of incorporation          (Commission               (IRS Employers
or organization)                 File Number               Identification No.)


7284 W. PALMETTO PARK ROAD, SUITE 210, BOCA RATON, FL           33433
(Address of principal executive offices)                     (Zip Code)


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c) please check the following box.

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) please check the following box.

Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Title of Each Class                     Name of Each Exchange on Which
to be so Registered:                    Each Class is to be Registered
        NONE                                            NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                         PREFERRED SHARE PURCHASE RIGHTS
                                (Title of Class)
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

            On July 11, 2001, the Board of Directors of GlobalNet Financial.Com, Inc. (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $.001 per share (the "Common Shares") and one Right for each outstanding Share of Class A Common Stock par value $.001 per share (the "Class A Common Shares," and together with the Common Shares, the "Shares") of the Company. The dividend is payable on July 13, 2001 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered common share holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Shares"), of the Company at a price of $0.75 per one one-hundredth of a Series A Preferred Share (the "Common Share Purchase Price"), and entitles the registered Class A Common Share holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $.001 per share (the "Series B Preferred Stock," and together with the Series A Preferred Shares, the "Preferred Shares"), of the Company at a price of $0.075 per one one-thousandth of a Series B Preferred Share (the "Class A Common Share Purchase Price") subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of July 19, 2001 (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").

            Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% (which percentage may be reduced pursuant to the Rights Agreement) or more of the combined voting power of the Shares of the Company then outstanding (an "Acquiring Person") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% (which percentage may be reduced pursuant to the Rights Agreement) or more of the combined voting power of the Shares of the Company then outstanding (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Share certificates outstanding as of the Record Date, by such Share certificate with a copy of this Summary of Rights attached thereto.

            The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Share certificates issued after the Record Date upon transfer or new issuance of Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
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            The Rights are not exercisable until the Distribution Date. The
Rights will expire on July 11, 2011 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

            The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

            The number of outstanding Rights and the number of one one-hundredths of a Series A Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

            Series A Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Series A Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Series A Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Series A Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

            Because of the nature of the Series A Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Series A Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

            The number of outstanding Rights and the number of one one-thousandths of a Series B Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Class A Common Shares or a stock dividend on the Class A Common Shares payable in Class A Common Shares or subdivisions, consolidations or combinations of the Class A Common Shares occurring, in any such case, prior to the Distribution Date.
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            Series B Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Series B Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per Class A Common Share. In the event of liquidation, the holders of the Series B Preferred Shares will be entitled to a minimum preferential liquidation payment of $1000 per share but will be entitled to an aggregate payment of 1000 times the payment made per Class A Common Share. Each Series B Preferred Share will have 1000 votes, voting together with the Class A Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Class A Common Shares are exchanged, each Series B Preferred Share will be entitled to receive 1000 times the amount received per Class A Common Share. These rights are protected by customary antidilution provisions.

            Because of the nature of the Series B Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Series B Preferred Share purchasable upon exercise of each Right should approximate the value of one Class A Common Share.

            In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive (subject to adjustment) upon exercise that number of Shares having a market value of two times the exercise price of the Right. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Series A Preferred Share and one Class A Common Share, or one one-thousandth of Series B Preferred Shares (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

            The Rights Agreement provides that none of the Company's directors or officers shall be deemed to beneficially own any Shares owned by any other director or officer by virtue of such persons acting in their capacities as such, including in connection with the formulation and publication of the Board of Directors recommendation of its position, and actions taken in furtherance thereof, with respect to an acquisition proposal relating to the Company or a tender or exchange offer for the Shares.

            In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.
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            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Series A Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Series A Preferred Share or one one-thousandth of a Series B Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Shares on the last trading day prior to the date of exercise.

            At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% (which percentage may be reduced pursuant to the Rights Agreement) or more of the combined voting power of the Shares of the Company then outstanding, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish.

            The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to (a) lower certain thresholds described above to not less than the greater of (i) the largest percentage of the outstanding Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (other than persons not deemed an Acquiring Person) and (ii) 10%, (b) fix a Final Expiration Date later than July 11, 2011, (c) reduce the Redemption Price or (d) increase the Purchase Price, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).
            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

            As of July 19, 2001, there were 21,574,958 shares of Common Shares issued and outstanding and 34,225,000 shares of Class A Common Shares issued and outstanding. As long as the Rights are attached to the Shares, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance upon exercise of the Rights 250,000 Series A Preferred Shares and 50,000 Series B Preferred Shares.

            A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.
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ITEM 2.  EXHIBITS

Exhibit No.       Description
-----------       -----------
(1)               Rights Agreement

(2)               Form of Certificate of Designations of Series A Junior
                  Participating Preferred Stock, included in Exhibit A to the
                  Rights Agreement

(3)               Form of Certificate of Designations of Series B Junior
                  Participating Preferred Stock, included in Exhibit B to the
                  Rights Agreement

(4)               Form of Rights Certificate of Series A Junior Participating
                  Preferred Stock, included in Exhibit C to the Rights Agreement

(5)               Form of Rights Certificate of Series B Participating Preferred
                  Stock, included in Exhibit D to the Rights Agreement

(6)               Summary of Rights to Purchase Preferred Shares, included in
                  Exhibit E to the Rights Agreement

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                                   SIGNATURES


            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                          GLOBALNET FINANCIAL.COM, INC.



Date:  July 19, 2001                      By:  /s/ W. Thomas Hodgson
                                             -------------------------------
                                             Name:   W. Thomas Hodgson
                                             Title:  Chief Executive Officer